                                                                     Exhibit 1.1


               (CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO)

      (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 670)

                              2005 INTERIM RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") hereby announces the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2005 (which were approved by the Board of Directors of the Company on 29 August 2005), with comparative figures for the corresponding financial information in 2004.

Although the interim financial report of the Group for the six months ended 30 June 2005 is unaudited, the Audit Committee of the Company has reviewed the Group's accounting principles and methods with the management of the Company, and had discussions with the Board of Directors of the Company regarding internal controls and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30 June 2005. The Audit Committee of the Company has no disagreement regarding the accounting principles and methods adopted by the Group.


FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED INCOME STATEMENT
     FOR THE SIX MONTHS ENDED 30 JUNE 2005

                                                                           (UNAUDITED)
                                                                     SIX MONTHS ENDED 30 JUNE
                                                               ------------------------------------    2005 vs 2004
                                                                              Restated                    Increase/
                                                                     2005         2004         2005      (Decrease)
                                                      Note        RMB'000      RMB'000      US$'000               %
                                                      -------------------------------------------------------------
                                                                              (note 2)    (note 10)
          Traffic revenues
            Passenger                                           7,479,529    7,038,094      903,707             6.3
            Cargo and mail                                      2,260,641    1,955,581      273,139            15.6
          Other operating revenues                                620,877      479,276       75,017            29.5
          Turnover                                       3     10,361,047    9,472,951    1,251,863             9.4
          Other operating income, net                    4         99,732       94,363       12,050             5.7
          Operating expenses
            Wages, salaries and benefits                         (747,912)    (755,914)     (90,366)           (1.1)
            Take-off and landing charges                       (1,561,415)  (1,509,209)    (188,656)            3.5
            Aircraft fuel                                      (3,324,323)  (2,356,769)    (401,658)           41.1
            Food and beverages                                   (383,240)    (355,091)     (46,305)            7.9
            Aircraft depreciation and operating
             leases                                            (1,702,733)  (1,778,211)    (205,731)           (4.2)

            Other depreciation, amortisation
             and operating leases                               (268,699)      228,812      (32,465)           17.4
            Aircraft maintenance                                (770,300)     (590,140)     (93,071)           30.5
            Commissions                                         (405,049)     (292,772)     (48,940)           38.3
            Office and administration                           (807,916)     (509,040)     (97,615)           58.7
            Others                                              (483,524)     (393,880)     (58,421)           22.8
          Total operating expenses                           (10,455,111)   (8,769,838)  (1,263,228)           19.2
                                                             -----------    ----------   ----------

          Operating profit                                         5,668       797,476          685           (99.3)
          Finance costs, net                                    (433,868)     (339,149)     (52,422)           27.9
          Share of results of associates                         (12,687)        7,384       (1,533)         (271.8)
                                                             -----------    ----------   ----------

          (Loss)/profit before income tax                       (440,887)      465,711      (53,270)         (194.7)
          Income tax expenses                            5       (34,419)      (66,434)      (4,158)          (48.2)
                                                             -----------    ----------   ----------

          (Loss)/profit for the period                          (475,306)      399,277      (57,428)         (219.0)
                                                             ===========    ==========   ==========

          Attributable to:
          (Loss)/profit attributable to
           shareholders                                         (471,417)      345,629      (56,958)         (236.4)
          Minority interests                                      (3,889)       53,648         (470)         (107.2)
                                                             ------------   ----------   ----------

          (Loss)/profit attributable to
           shareholders                                         (475,306)      399,277      (57,428)         (219.0)
                                                             ===========    ==========   ==========

          (Loss)/earnings per share
            - Basic and diluted                          6     (RMB0.097)     RMB0.071    (US$0.012)
                                                             ===========    ==========   ==========

     CONDENSED CONSOLIDATED BALANCE SHEET
     AS AT 30 JUNE 2005

                                                                     (UNAUDITED)        (Audited)       (UNAUDITED)
                                                                         30 JUNE      31 December           30 JUNE
                                                                            2005             2004              2005
                                                          Note           RMB'000          RMB'000           US$'000
                                                         ----------------------------------------------------------
                                                                                         (note 2)         (note 10)
          NON-CURRENT ASSETS
            Fixed assets                                              37,729,107       30,220,319         4,558,582
            Construction in progress                                     205,027          188,654            24,772
            Lease prepayments                                            908,804          828,808           109,805
            Investments in associates                                    681,272          656,190            82,314
            Goodwill                                                     902,880           36,303           109,090
            Advances on aircraft and flight
             equipment                                                 6,563,301        2,678,603           793,004
            Other long-term receivables and investments                2,876,727        2,202,606           347,578
            Deferred tax assets                                          452,899          395,465            54,721
            Derivative assets                                             80,977           11,571             9,784
                                                                      50,400,994       37,218,519         6,089,650

          CURRENT ASSETS
            Flight equipment spare parts less
             allowance for obsolescence                                  784,054          523,186            94,733
            Trade receivables less allowance
             for doubtful accounts                                     1,620,278        1,462,672           195,769
            Prepayments, deposits and other
             receivables                                               1,469,068        1,108,964           177,499
            Cash and cash equivalents                                  2,705,656        2,114,447           326,908
                                                                       6,579,056        5,209,269           794,909

          CURRENT LIABILITIES
            Trade payables                                               238,816           64,718            28,855
            Notes payables                                             1,907,628          838,337           230,487
            Sales in advance of carriage                                 693,865          719,957            83,836
            Other payables and accrued expenses                        9,043,929        5,353,649         1,092,724
            Dividend payable                                              97,339                -            11,761
            Current portion of obligations under
             finance leases                                            2,259,028        1,189,648           272,945
            Current portion of long-term bank loans                    2,536,401        3,193,432           306,458
            Tax payable                                                  212,190          162,606            25,638
            Short-term bank loans                                     12,896,887        6,188,919         1,558,254
                                                                      29,886,083       17,711,266         3,610,958
                                                                     -----------      -----------        ----------

          NET CURRENT LIABILITIES                                    (23,307,027)     (12,501,997)       (2,816,049)
                                                                     -----------      -----------        ----------

          TOTAL ASSETS LESS CURRENT LIABILITIES                       27,093,967       24,716,522         3,273,601
                                                                     ===========      ===========        ==========

          CAPITAL AND RESERVES ATTRIBUTABLE TO THE
           COMPANY'S EQUITY HOLDERS

            Share capital                                              4,866,950        4,866,950           588,044
            Other reserves                                             1,141,453        1,066,396           137,915
            Retained earnings                                            423,015          948,898            51,110

                                                                       6,431,418        6,882,244           777,069
          MINORITY INTEREST                                              737,319          831,208            89,086
                                                                     -----------      -----------        ----------

          TOTAL EQUITY                                                 7,168,737        7,713,452           866,155

          NON-CURRENT LIABILITIES
            Obligations under finance leases                           9,090,452        7,472,638         1,098,345
            Long-term bank loans                                       8,005,667        7,542,828           967,277
            Derivative liabilities                                        78,524          119,643             9,487
            Other long-term liabilities                                2,750,587        1,867,961           332,337
                                                                     -----------      -----------        ----------

                                                                      19,925,230       17,003,070         2,407,446
                                                                     -----------      -----------        ----------

                                                                      27,093,967       24,716,522         3,273,601
                                                                     ===========      ===========        ==========

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited condensed consolidated interim financial statements comprise the consolidated financial statements of the Company and all its subsidiaries (the "Group") at 30 June 2005 and of their results for the six months ended 30 June 2005. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

     The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), in particular, International Accounting Standard ("IAS") 34 Interim Financial Reporting. This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting and the relevant regulations applicable in the PRC ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2005 is set out in Section C.

     The accounting polices used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2004 except for those modified by the Group as a result of the adoption of the new revised IFRS.

     In 2005, the Group adopted the new revised IFRS below, which are relevant to its operation. The adoption of the IFRS did not result in substantial changes to the Group's accounting policies. In summary:

     - IAS 1 and 27 (both revised in 2003) have affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and other disclosures.

     -    IAS 2, 8, 10, 16, 17, 21, 28, 32, 33 (all revised in 2003) and 39
          (revised in 2004) and IFRS 2 and 5 had no material effect on the Group's policies.

     - The Company adopted IFRS 3 on 31 March 2004. As a result of adopting IFRS 3, the Group ceased amortisation of goodwill and negative goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the costs of goodwill. From 1 January 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment. The negative goodwill is derecognised as at 1 January 2005 with a corresponding adjustment to the opening balance of retained earnings. Negative goodwill of RMB42,873,000 has been derecognised and credited to the opening balance of retained earnings as at 1 January 2005.

2.   COMPARATIVES

     The interim results for the six months ended 30 June 2004 have been restated for the purposes of this report to reflect corrections made in connection with (1) the rescission of certain related party lease arrangements (as described in note 38(c) to the financial statements of the Company's 2004 annual report) and (2) certain changes in the recognition of lease benefit received upon termination of a finance lease (as described below). These corrections have already been made with respect to, and are fully reflected in, the Company's annual audited financial statements for the year ended 31 December 2004, which contain the corrected actual net profit and other corrected figures.

     Also as described in the Company's 2004 annual report, in January 2004, the Company exercised its right to purchase an aircraft upon settlement and termination of an aircraft finance lease arrangement and received a lease rebate from the third party lessor. The previously reported financial results for the six months ended 30 June 2004 recognised the lease rebate as other operating income. It was determined that for accounting purposes, in accordance with IFRS, the lease rebate should have been recognised as an adjustment to the carrying value of the purchased aircraft.

     As a result of the restatement for the aforementioned items, (i) turnover were increased by RMB149,870,000, (ii) other operating income was reduced by RMB98,921,000, (iii) operating expenses were increased by RMB192,285,000, and (iv) net profit after tax was reduced by RMB134,232,000 for the six months period ended 30 June 2004 from the previously reported results.

     In addition to the above restatement, the 2004 comparative numbers have also been amended as required, in accordance with the relevant requirements and current period classification.

3.   TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax. The turnover and segment results by geographical segments are analysed as follows:-

         (UNAUDITED)                                         FOR THE SIX MONTHS ENDED 30 JUNE 2005
                                                -------------------------------------------------------------------
                                                                                                 OTHER
                                                 DOMESTIC      HONG KONG        JAPAN    COUNTRIES (*)        TOTAL
                                                  RMB'000        RMB'000      RMB'000          RMB'000      RMB'000
                                                -------------------------------------------------------------------
         2005
         TRAFFIC REVENUES
           - PASSENGER                          3,659,559      1,134,546      674,601        2,010,823    7,479,529
           - CARGO AND MAIL                       111,628        295,613      320,658        1,532,742    2,260,641
                                                3,771,187      1,430,159      995,259        3,543,565    9,740,170
         OTHER OPERATING REVENUES                 586,971          8,124        5,653           20,129      620,877
                                                ---------      ---------    ---------        ---------   ----------

         TURNOVER                               4,358,158      1,438,283    1,000,912        3,563,694   10,361,047
                                                ---------      ---------    ---------        ---------   ----------

         SEGMENT RESULTS                         (306,452)        96,120       11,592          104,676      (94,064)
                                                ---------      ---------    ---------        ---------

         UNALLOCATED INCOME                                                                                  99,732
                                                                                                         ----------

         OPERATING PROFIT                                                                                     5,668
                                                                                                         ==========

                                                             For the six months ended 30 June 2004
                                                -------------------------------------------------------------------
                                                                                                 Other
                                                 Domestic      Hong Kong        Japan     countries(*)        Total
                                                  RMB'000        RMB'000      RMB'000          RMB'000      RMB'000
                                                -------------------------------------------------------------------
         2004
         Traffic revenues
           - Passenger                          3,904,170      1,047,235      657,213        1,429,476    7,038,094
           - Cargo and mail                       145,533        245,381      349,079        1,215,588    1,955,581
                                                4,049,703      1,292,616    1,006,292        2,645,064    8,993,675
         Other operating revenues                 454,290          6,533        5,086           13,367      479,276
                                                ---------      ---------    ---------        ---------    ---------

         Turnover                               4,503,993      1,299,149    1,011,378        2,658,431    9,472,951
                                                ---------      ---------    ---------        ---------    ---------

         Segment results                           20,659        105,364      238,841          338,249      703,113
                                                ---------      ---------    ---------        ---------

         Unallocated income                                                                                  94,363
                                                                                                          ---------

         Operating profit                                                                                   797,476
                                                                                                          =========

     * includes United States of America, Europe and Asian countries other than Japan

4.   OTHER OPERATING INCOME, NET

                                                                                                  (UNAUDITED)
                                                                                              FOR THE SIX MONTHS
                                                                                                 ENDED 30 JUNE
                                                                                                           Restated
                                                                                               2005            2004
                                                                               Note         RMB'000         RMB'000
                                                                                           ------------------------
                                                                                                           (note 2)
         Rental income from subleases of aircraft                                            36,693          41,733
         Government subsidies                                                   (a)          63,039          52,630
                                                                                             ------          ------

                                                                                             99,732          94,363
                                                                                             ======          ======

     (a) The government subsidies represent i) subsidies granted by local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Hongqiao Airport to Pudong International Airport and ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes with lower profitability.

5.   TAXATION

     (a)  Taxation is charged to the consolidated income statement as follows:-

                                                                                                 (UNAUDITED)
                                                                                             FOR THE SIX MONTHS
                                                                                                ENDED 30 JUNE
                                                                                                           Restated
                                                                                              2005             2004
                                                                                           RMB'000          RMB'000
                                                                                          -------------------------
                                                                                                           (note 2)
          Provision for PRC income tax - current period                                     26,857           52,963
          Deferred taxation                                                                  7,562           13,471
                                                                                            ------           ------

                                                                                            34,419           66,434
                                                                                            ======           ======

          (i) Pursuant to the Circular Hu Shui Er Cai (2001) No.104 dated 22 October 2001 issued by local tax bureau, with retrospective effect from 1 July 2001, the Company is entitled to a reduced income tax rate of 15%.

          (ii) The Company has three major subsidiaries, namely China Cargo Airlines Co., Ltd. ("China Cargo"), China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu") and Shanghai Eastern Logistics Co., Ltd. ("Eastern Logistics"). Pursuant to the Circular (2000) No.52 jointly issued by Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo is subject to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%. Pursuant to the Circular Hu Di Shui 2nd Shui (2004) No.68 issued by Shanghai Municipal Administration Local Taxation, Eastern Logistics is exempted from enterprise income tax in 2005.

     (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2005 as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

6.   (LOSS)/EARNINGS PER SHARE

     The calculation of (loss)/earnings per share is based on the unaudited consolidated loss attributable to shareholders of RMB471,417,000 (2004: earnings of RMB345,629,000, as restated) and 4,866,950,000 (2004:
     4,866,950,000) shares in issue during the period. The Company has no potential dilutive ordinary shares.

7.   DIVIDENDS

     The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005 (2004: Nil).

8.   PROFIT APPROPRIATION

     No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2005. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

9.   BUSINESS ACQUISITION

     On 30 June 2005, pursuant to an acquisition agreement ("Acquisition Agreement") entered between the Company, CEA Holding, China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan"), both of which are wholly owned subsidiaries of CEA Holding, and upon approval by the Company's shareholders in the Company Annual General Meeting, the Company acquired certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan. The aggregate acquisition price paid by the Company under the Acquisition Agreement is RMB985,692,800, with adjustment by the operating results of the aviation businesses of CEA Northwest and CEA Yunnan during the period from 31 December 2004 to 30 June 2005 as determined under PRC Accounting Regulations. The net consideration, including amount payable in cash and forgiveness of certain receivable, was RMB796,618,000 for the acquisition of the aviation businesses of CEA Northwest and CEA Yunnan.

     The goodwill is attributable to an increase in the Company's competitiveness as a result of its increased size and the extension of the business scope geographically to the north-western and south-western regions of the PRC.

     The Group's operating results do not include the operations of the CEA Northwest and CEA Yunnan as the acquisition was effective on 30 June 2005.

     Details of net liabilities assumed from CEA Northwest and related goodwill are as follows:-

                                                                                                            RMB'000
                                                                                                          ---------
     Purchase consideration:
       - Receivable                                                                                        (635,105)
       - Receivable waived                                                                                   34,325
       - Direct costs relating to the acquisition                                                            14,289
                                                                                                          ---------

     Total purchase consideration                                                                          (586,491)
     Fair value of net liabilities assumed - shown as below                                               1,042,572
                                                                                                          ---------

     Goodwill                                                                                               456,081
                                                                                                          =========

     The assets and liabilities arising from the acquisition are as follows:-

                                                                                                         ACQUIREES'
                                                                                                           CARRYING
                                                                                         FAIR VALUE          AMOUNT
                                                                                            RMB'000         RMB'000
                                                                                         --------------------------
     Cash and cash equivalents                                                              409,023         409,023
     Fixed assets                                                                         2,986,199       2,986,199
     Construction in progress                                                                 2,371           2,371
     Lease prepayments                                                                       74,339          74,339
     Investments in associates                                                                1,172           1,172

     Other long-term receivables                                                           733,135         698,353
     Deferred tax assets                                                                    71,907          67,719
     Flight equipment spare parts                                                          105,284         105,284
     Trade receivables, prepayment, deposits and other receivables                          67,781          67,781
     Trade payables, notes payables, other payable and accrued expenses                 (1,823,817)     (1,823,817)
     Sales in advance of carriage                                                           (1,702)         (1,702)
     Short-term bank loans                                                                (526,590)       (526,590)
     Obligations under finance leases                                                   (2,515,423)     (2,452,724)
     Other long-term liabilities                                                          (626,251)       (626,251)
                                                                                        ----------      ----------

     Net liabilities assumed                                                            (1,042,572)     (1,018,843)
                                                                                        ----------      ----------

     Purchase consideration settled in cash                                                                      -
     Cash and cash equivalents in business acquired                                                        409,023
                                                                                                        ----------

     Cash inflow on acquisition                                                                            409,023
                                                                                                        ==========

     Details of net assets acquired from CEA Yunnan and related goodwill are as follows:-

                                                                                                            RMB'000
                                                                                                         ----------
     Purchase consideration:
       - Cash (note a)                                                                                    1,325,954
       - Receivable waived                                                                                   41,476
       - Direct costs relating to the acquisition                                                            15,679
                                                                                                         ----------

     Total purchase consideration                                                                         1,383,109
     Fair value of net assets acquired - shown as below                                                  (1,015,486)
                                                                                                         ----------

     Goodwill                                                                                               367,623
                                                                                                         ==========

     The assets and liabilities arising from the acquisition are as follows:-

                                                                                                         ACQUIREES'
                                                                                                           CARRYING
                                                                                       FAIR VALUE            AMOUNT
                                                                                          RMB'000           RMB'000
                                                                                      -----------------------------
     Cash and cash equivalents                                                            219,990           219,990
     Fixed assets                                                                       4,220,178         4,220,178
     Construction in progress                                                              11,206            11,206
     Investments in associates                                                              4,632             4,632
     Other long-term receivables                                                           44,269            44,269
     Deferred tax assets                                                                   54,789            54,789
     Flight equipment spare parts                                                         128,895           128,895
     Trade receivables, prepayment, deposits and other receivables                        186,083           186,083
     Trade payables, other payable and accrued expenses                                (1,093,470)       (1,093,470)
     Current portion of long-term bank loans                                             (284,901)         (284,901)
     Tax payable                                                                          (26,319)          (26,319)
     Short-term bank loans                                                             (1,618,013)       (1,618,013)

     Other long-term liabilities                                                         (831,853)         (831,853)
                                                                                      -----------       -----------

     Net assets acquired                                                                1,015,486         1,015,486
                                                                                      -----------       -----------

     Purchase consideration settled in cash (note a)                                                              -
     Cash and cash equivalents in business acquired                                                         219,990
                                                                                                        -----------

     Cash inflow on acquisition                                                                             219,990
                                                                                                        ===========

     (a)  The cash consideration has not been paid as at 30 June 2005.

10.  CONVENIENCE TRANSLATION

     The unaudited consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2765 being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June 2005. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2005 or any other date.

11.  WORKING CAPITAL

     The Group's primary cash requirements have been for additions of and upgrades on aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases. To take advantage of the low interest rate for long-term loans, recently the Group also purchased certain number of aircraft through long-term loans from banks in the PRC.

     The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cash flow needs for the foreseeable future. The Group's treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

12.  POST BALANCE SHEET DATE EVENT

     On 23 August 2005, the Company issued short-term debentures in the PRC with a total principal amount of RMB2,000 million and unit face value of RMB100 each. The first tranche of RMB1,000 million were issued at an agreed issue price being received by the Company of RMB97.16 per debenture, with a maturity period of 365 days. The second tranche of RMB1,000 million were issued at an agreed issue price being received by the Company of RMB98.00 per debenture, with a maturity period of 9 months. The debentures issued do not carry any interest.

     The proceeds from issue of debentures will be used, as currently contemplated, as the Company's working capital and will be principally used for the procurement of aviation fuel and aviation equipment.

B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA (THE "PRC") ACCOUNTING REGULATIONS

     Consolidated Balance Sheet


                                                    (UNAUDITED)          (Audited)
                                                   30 JUNE 2005   31 December 2004
                                                        RMB'000            RMB'000
     ASSETS
       Total Current Assets                         10,725,771        8,235,491
                                                    ==========       ==========

       Net Long-term Investments                       722,350          675,312
       Total Fixed Assets                           41,918,418       30,861,698
       Total Intangible Assets & Other Assets        1,598,232        1,483,511
       Deferred Tax Debits                             124,439          139,592
                                                    ----------       ----------

     TOTAL ASSETS                                   55,089,210       41,395,604
                                                    ==========       ==========

     LIABILITIES & SHAREHOLDERS' EQUITY

       Total Current Liabilities                    31,035,084       18,953,049
                                                    ==========       ==========

       Total Long-term Liabilities                  17,659,575       15,599,801
       Deferred Tax Credits                            366,434          329,766
                                                    ----------       ----------

     TOTAL LIABILITIES                              49,061,093       34,882,616
                                                    ----------       ----------

       Minority Interests                              713,854          714,814
                                                    ----------       ----------

       Total Shareholders' Equity                    5,314,263        5,798,174
                                                    ----------       ----------

     TOTAL LIABILITIES & SHAREHOLDERS' EQUITY       55,089,210       41,395,604
                                                    ==========       ==========


     CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                (UNAUDITED)
                                                            FOR THE SIX MONTHS
                                                               ENDED 30 JUNE
                                                               2005         2004
     ITEMS                                                  RMB'000      RMB'000
                                                         ----------    ---------
     I.   REVENUE FROM MAIN OPERATIONS:                  10,040,427    9,170,592
          Less: Revenue for Civil Air Infrastructure
                 Construction Fund                                0            0
                                                         ----------    ---------

          REVENUE FROM MAIN OPERATIONS, NET              10,040,427    9,170,592
          Less: Main Operating Cost                       8,778,673    7,334,316
                Business Taxes and surtaxes                 226,848      243,854
                                                         ----------    ---------

     II.  PROFIT FROM MAIN OPERATIONS                     1,034,906    1,592,422
          Add:  Revenue from other Operations               325,178      364,568
          Less: Operating Expenses                          747,708      660,669
                General & Administrative Expenses           585,727      462,521
                Financial Expenses                          427,513      343,966
                                                         ----------    ---------

     III. PROFIT/(LOSS) FROM OPERATIONS                    (400,864)     489,834
          Add:  Income from Investment                      (13,490)      11,042
                Subsidy Income                               61,591       53,000
                Non-operating Income                         16,607       94,979
          Less: Non-operating Expenses                       (5,610)       3,355
                                                         ----------    ---------

     IV.  TOTAL PROFIT/(LOSS)                              (330,546)     645,500
          Less: Income Tax                                   78,507       92,392
                Minority Interest
                 (for consolidated statements)                1,401       64,395
                                                         ----------    ---------

     V.   NET PROFIT/(LOSS)                                (410,454)     488,713
                                                         ==========    =========

C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

     The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated (loss)/profit attributable to shareholders are summarised as follows:-

     CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

                                                                          FOR THE SIX MONTHS
                                                                            ENDED 30 JUNE
                                                                                      Restated
                                                                           2005           2004
                                                                        RMB'000        RMB'000
                                                                       --------       --------
     As stated in accordance with PRC Accounting Regulations           (410,454)       488,713
     Impact of IFRS and other adjustments:-
       Difference in depreciation charges for other flight
        equipment due to different depreciation lives                    41,862        144,574
       Difference in depreciation charges for aircraft due to
        different depreciation lives and revaluation                    (88,093)       (81,110)
       (Loss)/gain on disposal of aircraft and engines                      836         (2,920)
       Provision for overhaul expenses                                 (117,913)      (143,804)
       Reversal of additional charges of flight equipment spare
        parts arising from the revaluation surplus of such assets         3,165          3,089
       Provision for post-retirement benefits                            (7,778)       (11,267)
       Staff housing benefits                                             7,837          3,640
       Interest accrued on instalments payable for acquisition
        of an airlines business                                          (3,786)        (4,805)
       Reversal of revalued amount for land use rights                    5,531          4,437
       Fair value change in derivative financial instruments             38,373              -
       Amortisation of goodwill                                               -         (2,828)

       Amortisation of negative goodwill                                      -          1,726
       Others                                                            14,908        (65,649)
       Tax adjustments                                                   44,095         11,833
                                                                       --------       --------

     As stated in accordance with IFRS                                 (471,417)       345,629
                                                                       ========       ========

SELECTED AIRLINE OPERATING DATA

                                                           FOR THE SIX MONTHS ENDED 30 JUNE
                                                         -------------------------------------
                                                              2005        2004          Change
CAPACITY
  ATK (available tonne-kilometres) (millions)             3,699.27    3,312.94          11.66%
    - Domestic routes                                     1,096.87    1,222.77         -10.30%
    - International routes                                2,228.94    1,759.38          26.69%
    - Hong Kong routes                                      373.46      330.79          12.90%
  ASK (available seat-kilometres) (millions)             20,918.83   19,985.52           4.67%
    - Domestic routes                                     9,329.84   10,147.83          -8.06%
    - International routes                                9,059.40    7,374.61          22.85%
    - Hong Kong routes                                    2,529.59    2,463.08           2.70%
  AFTK (available freight tonne-kilometres) (millions)    1,816.58    1,514.24          19.97%
    - Domestic routes                                       257.18      309.47         -16.90%
    - International routes                                1,413.59    1,095.67          29.02%
    - Hong Kong routes                                      145.80      109.11          33.63%
  Hours flown (thousands)                                   179.99      174.84           2.95%
TRAFFIC
  RTK (revenue tonne-kilometres) (millions)               2,165.44    1,990.10           8.81%
    - Domestic routes                                       719.64      777.13          -7.40%
    - International routes                                1,239.06    1,030.83          20.20%
    - Hong Kong routes                                      206.74      182.14          13.51%
  RPK (revenue passenger-kilometres) (millions)          13,586.73   12,603.14           7.80%
    - Domestic routes                                     6,514.29    6,877.42          -5.28%
    - International routes                                5,451.77    4,310.46          26.48%
    - Hong Kong routes                                    1,620.67    1,415.26          14.51%
  RFTK (revenue freight tonne-kilometres) (millions)        953.10      861.87          10.59%
    - Domestic routes                                       136.78      161.07         -15.08%
    - International routes                                  754.29      645.28          16.89%
    - Hong Kong routes                                       62.03       55.52          11.73%
  Number of passengers carried (thousands)                8,753.15    8,290.88           5.58%
    - Domestic routes                                     6,015.14    6,044.28          -0.48%
    - International routes                                1,584.98    1,235.52          28.28%
    - Hong Kong routes                                    1,153.03    1,011.08          14.04%
  Weight of freights carried (kg) (millions)                318.99      310.81           2.63%
    - Domestic routes                                       111.40      129.14         -13.74%
    - International routes                                  165.00      143.64          14.87%
    - Hong Kong routes                                       42.59       38.03          11.99%
LOAD FACTOR
  Overall load factor (%)                                    58.54       60.07    -1.53 points
    - Domestic routes                                        65.61       63.55     2.06 points
    - International routes                                   55.59       58.59    -3.00 points
    - Hong Kong routes                                       55.36       55.06     0.30 points

  Passenger load factor (%)                                  64.95       63.06     1.89 points
    - Domestic routes                                        69.82       67.77     2.05 points
    - International routes                                   60.18       58.45     1.73 points
    - Hong Kong routes                                       64.07       57.46     6.61 points
  Freight load factor (%)                                    52.47       56.92    -4.45 points
    - Domestic routes                                        53.18       52.05     1.13 points
    - International routes                                   53.36       58.89    -5.53 points
    - Hong Kong routes                                       42.54       50.88    -8.34 points
  Break-even load factor (%)                                 63.11       58.14     4.97 points
YIELD AND COSTS
  Revenue tonne-kilometers yield (RMB)                        4.50        4.52          -0.44%
    - Domestic routes                                         5.24        5.21           0.58%
    - International routes                                    3.66        3.54           3.39%
    - Hong Kong routes                                        6.92        7.10          -2.54%
  Passenger-kilometers yield (RMB)                            0.55        0.56          -1.79%
    - Domestic routes                                         0.56        0.57          -1.75%
    - International routes                                    0.49        0.48           2.08%
    - Hong Kong routes                                        0.70        0.74          -5.41%
  Freight tonne-kilometers yield (RMB)                        2.37        2.27           4.41%
    - Domestic routes                                         0.82        0.90          -8.89%
    - International routes                                    2.46        2.42           1.65%
    - Hong Kong routes                                        4.77        4.42           7.92%
  Available tonne-kilometers unit cost (RMB)                  2.83        2.65           6.77%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

As at 30 June 2005, the Group operated a total of 221 routes, of which 144 were domestic routes, 15 were Hong Kong routes, and 62 were international routes (including 12 international cargo routes). The Group operated approximately 3,249 scheduled flights per week, serving 90 domestic and foreign cities. At present, the Group operates a total of 116 aircraft, including 108 passenger jet aircraft each with a capacity of over 100 seats and 8 jet freighters. As at 30 June 2005, the Group, in conjunction with China Eastern Air Northwest Company and China Eastern Air Yunnan Company, operated a total of 176 aircraft, including 163 passenger jet aircraft each with a capacity of over 100 seats, 5 passenger jet aircraft each with a capacity of over 50 seats, and 8 jet freighters.

During the first half of 2005, while the pace of global economic growth was slowing down, a new round of macro-economic adjustments in China achieved noticeable results. The national economy retained its vigour with an appropriate reduction of its heat and progressed with a healthy and stable momentum. The market demand for air transport in China remained stable. However, the international crude oil price has been reaching record highs since the previous year. The lengthy peak-level fluctuation of aviation fuel price has brought about a significant increase in cost for the international air transport industry. As a result, the results of the Group have been affected significantly.

During the first half of the year, in the face of intensifying market competition, the Group continued to build an air transport network centered on Shanghai through a rational allocation of its transport capacity, and accomplished an increase of its share in the Shanghai aviation market. As of the end of the first half of the year, the Group's scheduled flights accounted for 40.18%
and 34.47% of all scheduled flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilization rate reached 9.8 hours.

In terms of passenger traffic, the Group successfully introduced new international routes for scheduled flights, such as Shanghai - Moscow, Beijing - Pudong - Mumbai, and Beijing - Kunming - Dakar, thus further improving our international route network. Through internal code-sharing, we provided the "one-ticket service" in inland cities such as Harbin and Shenyang. While providing convenience for our customers, the service boosted the coverage of the Group's flights from the hub airports in Shanghai and achieved preliminary results for its transfer and connection businesses. The Group also started a code-sharing arrangement with Air Europa (CHINESE CHARACTERS) and the Thai Airways (CHINESE CHARACTERS), signalling its increasing cooperation with foreign airlines. In addition, the Group established an operating office in Hong Kong and expanded its Eastern Miles frequent flyers and electronic air ticketing service. At present, the number of frequent flyers has surpassed 4.99 million. On top of its direct sales outlets established in 22 cities in the previous year, the Group added another 15 cities to its electronic ticketing network coverage, hence achieving a significant increase in the sale of electronic tickets.

In terms of freight transport, the Group continued to bring into play the advantage of Shanghai as an aviation hub and endeavoured to build a customer-oriented freight logistic network based on the Group's airline routes. Through a centralized management of the cargo traffic sale, the freight management department of the Company worked with China Cargo Airlines Co., Ltd. (CHINESE CHARACTERS) and Shanghai Eastern Logistics Co., Ltd. (CHINESE CHARACTERS), both subsidiaries of the Company, to actively open up new cargo sources and enhance the yield on freight service as well as its revenue. We also developed an air-to-land transhipment service by running scheduled freight vehicles from Shanghai to its peripheral cities. This effectively augmented the Group's share in Shanghai's freight market and set up new points of profit growth.

In terms of service, the Group established a service quality control department to take charge of the governance of quality service and the innovation of brand building. By improving the incentive and retention mechanism in respect of normal flight operation made effort to improve, on-time rate. According to statistics of the Civil Aviation Administration of China, in the first half of the year, the on-time rate of the Group's flights was ahead of the average level of the domestic sector. While continuing to promote the "China Eastern Express", "China Shuttle" and "China Eastern Transfer" as our service brands, the Group adheres to the principle of "keeping close to the market" and keeps on developing new services and products. We launched the services of (CHINESE CHARACTERS) ("Warm and Fragrant Afternoon Tea") and (CHINESE CHARACTERS) ("Inflight Meals Ordered Before Flight") to attract first class and business class passengers. We also expanded the services of (CHINESE CHARACTERS) ("Business Travel") by including extra services such as advance booking, boarding pass issue on arrival, and advance booking of special services. Regarding after-sale services, the Group provided, through the "95108" service hotline, an unimpeded channel accessible by customers and resolved customers' complaints in an active manner. The brand image was resurging.

As at 30 June 2005, the traffic volume of the Group totalled 2,165 million tonne-kilometres, an increase of 8.81% from the same period last year, while traffic revenues amounted to RMB9,740 million, representing an increase of 8.29%.

The Group's passenger traffic volume during the period was 13,587 million passenger-kilometres, an increase of 7.80% from the same period last year. Compared to the same period last year, passenger revenues increased by 6.28% to RMB7,480 million, accounting for 76.80% of the Group's operating revenues.

The Group's domestic passenger traffic volume during the period was 6,514 million passenger-kilometres, a decrease of 5.28% from the same period last year. Compared to the same period last year, the passenger load factor increased by 2.05 percentage points to 69.82% and the domestic passenger revenues decreased by 6.25% to RMB3,660 million, accounting for 48.93% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.56 during the period, a decrease of 1.75% compared to the same period last year.

The Group's international passenger traffic volume during the period was 5,452 million passenger-kilometres, an increase of 26.48% from the same period last year. Compared to the same period last year, the passenger load factor increased by 1.73 percentage points to 60.18% and the revenues increased by 28.72% to RMB2,685 million, accounting for 35.90% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.49 during the period, an increase of 2.08% compared to the same period last year.

The passenger traffic volume on the Group's Hong Kong routes during the period was 1,621 million passenger-kilometres, an increase of 14.51% from the same period last year. Compared to the same period last year, the passenger load factor increased by 6.61 percentage points to 64.07% and, the revenues increased by 8.40% to RMB1,135 million, accounting for 15.17% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.70 during the period, a decrease of 5.41% compared to the same period last year.

During the first half of 2005, the cargo traffic volume increased by 10.59% to 953 million tonne-kilometres. Compared to the first half of last year, the Group's freight revenues increased by 15.59% to RMB2,261 million for the same period this year, accounting for 23.20% of the Group's operating revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.37, an increase of 4.41% compared to the same period last year.

Compared to the first half of last year, the Group's total operating costs increased by 19.21% to RMB10,455 million during the same period this year, which was principally due to the surged price of international fuel and at a persistently high level.

During the first half of 2005, the price of international aviation fuel continued to fluctuate at peak level and made record highs one after another. The drastic increase in aircraft fuel added immerses pressure on the Group's operation. In addition, the fleet expansion enlarged the aircraft fuel consumption. During the period, the Group's expenditure on aircraft fuel for the period was RMB3,324 million, an increase of 41.03% compared to the same period last year. For the purpose of risk management over aircraft fuel, the Group has commenced its practice of using financial derivatives for hedging the oil price risks.

The maintenance expenses on aircraft and engines increased by 30.51% to RMB770 million compared to the same period last year. This was principally due to the fact that the Group had a larger number of aircraft put under early maintenance during the SARS outbreak period in 2003, and hence the maintenance expenditure in the first half of 2004 went below the general level. In 2005, the maintenance cycle has returned to normal and the number of engines under repair has increased compared with that of last year.

The office and administrative expenses increased by 58.71% to RMB808 million compared to the same period last year. This was principally a result of cost increase in pilot training, advertising and increase in management costs resulting from the opening of more sales offices on the mainland.

Sales commissions increased by 38.23% to RMB405 million compared to the same period last year. This was principally a result of the higher commission rates of international routes over that of domestic routes. In the first half of 2005, the Group's operating revenue from international routes performed well and thus a higher growth on the expense on commission. Besides, there was an increase in the average commission rates of domestic routes compared with that of the corresponding period last year.

The takeoff and landing charges were RMB1,561 million, an increase of 3.45% from the same period last year, which was principally a result of the increase in transport capacity and the number of takeoffs and landings.

The salary costs were RMB748 million, a 1.06% decrease compared to the same period last year, principally a result of the Group's adoption of a compensation system that is linked to profit since last year. For the first half of 2005, the Group's profit dropped by a larger extent over the same period last year, and consequently the variable part of salary costs, which accounted for a larger share of it and was linked to profit, was reduced.

The aircraft depreciation and operating lease expenses were RMB1,703 million, a 4.22% decrease compared to the same period last year.

During the six months ended 30 June 2005, the Group's losses attributable to shareholders under the IFRS were RMB471 million. The losses attributable to shareholders were RMB0.097 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2005, the Group had cash and cash equivalents of RMB2,706 million, most of which were denominated in Renminbi. Net cash inflows generated by the Group's operating activities in the first half of 2005 were RMB728 million, a decrease of 59.89% compared to the same period last year.

The Group's primary cash requirements in the first half of 2005 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash outflow in investment activities was RMB4,173 million in the first half of 2005.

The Group's net cash inflow generated from financing activities was RMB4,054 million, primarily from long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30 June 2005, the Group's current liabilities exceeded the Group's current assets by RMB23,307 million, and the long-term debt to equity ratio was 1.65:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-invested banks to meet its working capital requirements.

A resolution regarding the issue of a short-term debenture was passed at the 2004 annual general meeting of the Company held on 30 June 2005. As at August 2005, the Company has completed the issue of two tranches of short-term debentures with an aggregate value of RMB2,000 million. For further details, please refer to the Company's announcement dated 23 August 2005.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2005, the total value of the Group's mortgaged assets had decreased by 31.17% from RMB13,033 million as at the end of 2004, to RMB8,971 million.

EMPLOYEES

As at 30 June 2005, the Group had 23,377 employees, the majority of whom were working in mainland China. The wages of the Group's employees generally consist of basic salaries and bonuses. During the period, the Group has never been involved in any major labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees. The Group has never encountered any difficulty in recruiting new employees.

OUTLOOK FOR THE SECOND HALF OF 2005

The Group would like to caution readers of this report that the Company's 2005 interim results announcement contains certain forward-looking statements, e.g. descriptions of the Company's work plans for the second half of 2005 and forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be different from the Group's forward-looking statements.

Globally, the continued rise of crude oil price has a significant impact over the world's economic development. Despite the fact that the economy of Japan is gradually recovering, and the economy of the United States is growing mildly with a generally good prospect, the pace of economic growth of most of the countries in Asia and Europe has slowed down. China will continue to implement the macro-economic adjustment policies formulated since the previous year, promote her economic reform, adjust the economic structure, and transform the mode of Chinese economic growth. It is expected that the economy will maintain a steady to relatively quick pace of growth throughout the year and will continue to bring about a steady increase in the passenger and cargo volumes of the domestic air transport sector.

Shanghai, where the Group's operation is based, is also the City centre in the region. It attracts economic activities from, and generates economic activities in the region. The hub function of its airports has become obviously prominent. Meanwhile, progress in "open skies" agreements is accelerating. The Group faced with keen competition from Chinese and foreign carriers in its operations in east China, particularly in the Shanghai passenger and cargo transport market. To expand the Group and increase its competitiveness, the Group makes efforts to steadfastly increase its market share in the Shanghai region, adjust and optimize its route network, and develop to meet market demand. The Group is proceeding to introduce two A321, two A320, two B737-700, and three ERJ145 passenger aircraft to its fleet. It is expected that the new aircraft will be delivered and put into operation in the second half of the year. It is believed that the Group will benefit from the continuing growth in the local transport market.

To meet the heavy pressure brought to the domestic air transport sector by the continuous rise in the international crude oil price and lengthy hovering of aviation fuel at high levels, on 25 July 2005, the Civil Aviation Administration of China and the National Development and Reform Commission jointly promulgated the "Plan of Aviation Fuel Surcharge for the Domestic Civil Aviation Industry" (CHINESE CHARACTERS), which stipulated that an aviation fuel surcharge would be levied for a period between 1 August 2005 and 31 December 2005 inclusively. It is expected that the measure may serve to offset part of the increased cost of the Group caused by the escalating aviation fuel prices, thus reducing the Group's operating pressure.

On 21 July 2005, the People's Bank of China announced a major adjustment to its policy on the Renminbi exchange rate, pursuant to which the peg of Renminbi to the US dollar would be ended, the value of Renminbi would be set against a basket of currencies, and Renminbi appreciated by 2.1%. As the Group adopts Renminbi as its accounting currency and owes large quantities of indebtedness denominated in US dollars, the one-time exchange gain and loss arising from this change in currency rate would partially reduce the aggregate indebtedness of the Group. In the long run, this exchange rate adjustment may help cut down costs of the Group as the expenditures of the Group in its day-to-day operation on purchasing aircraft, aviation materials and fuels are, in full or in part, settled in US dollars. Meanwhile, foreign currency revenues account for a substantial share of the Group's total revenues, and hence this adjustment would reduce the revenues from this portion. In the overall perspective, the Group believes this adjustment on the Renminbi exchange rate will have a positive impact.

At the 2004 annual general meeting of the Company which was held on 30 June 2005, a resolution was passed regarding the Company's proposed acquisition from China Eastern Air Holding Company (its controlling shareholder) of certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company and China Eastern Air Yunnan Company, subsidiaries of China Eastern Air Holding Company. At present, the settlement of the relevant assets and liabilities is set for completion, and corporate integration is expected to be finished within the second half of the year.

In view of the current operating environment in the market and the Group's actual situation, the Group will, following the principle of ensuring flight safety and providing quality services, make every effort in the second half of 2005 to integrate the assets of its mainline aviation business, improve its management, and enhance its efficiency to meet competition in a proactive manner, with a view to enlarging its market share and improving its earnings. The Group will perform specific measures as follows:

1. We will continue to improve our safety management mechanism and place emphasis on strengthening the overall function of security system, bring the functions of our Airline Operation Control ("AOC") system into full play, strengthen the control capacity of AOC for unified operation, step up the monitoring of aircraft maintenance, continue improving the on-time rate of our scheduled flights, and enhance the brand image of the Company in respect of security and service.

2. We will complete the all-dimensional integration of the assets of our mainline air transport business as soon as possible, fulfil a centralized management, increase synergy, and bring our economies of scale into full play, with a view to attaining the objectives of enhancing the competitive strengths of the Group, reducing its production costs, and boosting its overall profitability.

3. We will continue to develop Shanghai into an aviation hub, allocate our transport capacity rationally, promote internal code-sharing business, and develop our flight transfer and connection businesses, so as to ensure the Company's dominant position in Shanghai, the aviation hub.

4. We will make full use of our revenue management system to improve the profitability of our revenue. We will monitor the seat revenue in a stringent manner and rationally adjust the price levels of our routes.

5. We will make strenuous effort to develop the electronic ticketing business, and thoroughly implement the sale of electronic tickets for domestic routes and introduce this to international routes. We will develop high-end value-added services for travelers, enhance communication with members of Eastern Miles through various media, and elevate the image and influence of the frequent flyer club.

6. We will continue to reinforce the marketing and management of the Group's freight business, develop the domestic and international cargo transhipment business in Shanghai, and step up the efforts to market passenger aircraft belly holds. We will formulate more flexible sales policies to attract cargo sources, to raise our freight load factor, yield and total revenues.

7. We will strengthen our cost control, strictly implement our procedures for comprehensive budget management and control the payment of controllable expenses. We will reinforce our monitoring of funds, raise the usage rate of our funds, expand our financing channels, and lower our financing costs by issuing short-term financing securities. We will effectively avoid the risks associated with aviation fuel and foreign exchange through a timely management of aviation fuel and foreign exchange risks by means of financial derivates.

FLEET PLANNING

As at 30 June 2005, the expected details of aircraft on order, which are scheduled to be delivered and put in service, are as follows:

YEAR TO BE DELIVERED            TYPE OF AIRCRAFT        NUMBER OF AIRCRAFT
Second half of 2005             A321                             2
                                A320                             2
                                B737-700                         2
                                ERJ145                           3

2006                            A330-300                         7
                                A330-200                         3
                                A321                             2
                                A319                             3
                                B737-700                         6
                                ERJ145                           2
                                B747F                            1

2007                            A330-300                         5
                                A330-200                         1
                                A321                             4
                                A320                             2
                                A319                             2
                                B747F                            1

MATERIAL MATTERS

1.   DIVIDENDS

     The Board of Directors of the Company does not recommend payment of any interim dividend for the six months ended 30 June 2005.

2.   SHARE CAPITAL

     There was no change in the Company's share capital since 31 December 2004. As at 30 June 2005, the Company's share capital structure was as follows:

                                                                     APPROXIMATE
                                                             PERCENTAGE OF TOTAL
                                        NUMBER OF SHARES       SHARE CAPITAL (%)
     1.   A shares
          (1)  Unlisted State-owned
                legal person shares      3,000,000,000               61.64
          (2)  Listed shares               300,000,000                6.17
     2.   H shares                       1,566,950,000               32.19
     3.   Total number of shares         4,866,950,000              100.00

3.   PURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (the word "securities" having the meaning ascribed to it in paragraph 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")).

4.   CORPORATE GOVERNANCE PRACTICES

     The Board of Directors has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that, save as disclosed below, the Company's corporate governance practices during the six months ended 30 June 2005 (the "Period") met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Listing Rules, without taking into account the code provisions regarding internal controls under paragraph C.2.1 of the
     Code:

     * Paragraph A.1.3 requires that notice of at least 14 days should be given of a regular Board meeting to give all Directors an opportunity to attend. During the Period, the Company did not act in accordance with this requirement of giving at least 14 day notice, although notice of at least 10 days was made pursuant to the Articles of Association. For compliance with the code provision, the Company will in future give at least 14 day notice for regular Board meetings.

     * Paragraph A.5.4 requires that the Board of Directors should establish written guidelines on no less exacting terms than the Model Code for Securities

          Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Company had not established such guidelines during the Period, but has commenced such work in accordance with the requirement and intends to provide such guidelines for the relevant employees during the second half of the year.

     Meanwhile, the Company is working with consultants to enhance the Company's internal controls system.

5.   MATERIAL LITIGATION AND ARBITRATION

     The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2005.

6.   CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

     At the 2004 annual general meeting of the Company held on 30 June 2005, a resolution was approved to elect Mr. Luo Chaogeng as a Director of the Company, while Mr. Ye Yigan has ceased to be a Director of the Company.

     On 1 April 2005, at the 6th meeting for the year 2005 of the fourth session of the Board of Directors, a resolution was approved in writing to appoint Mr. Tong Guozhao as a Vice President of the Company, while Mr. Wu Yulin has ceased to be a Vice President of the Company.

7.   MISCELLANEOUS

     For the six months ended 30 June 2005:

     1. On 16 March 2005, the Company entered into an aircraft purchase agreement in Shanghai with Airbus SAS to purchase five A319 aircraft. Details are set out in the Company's announcements dated 17 March 2005 and 30 June 2005 and the circulars dated 7 April 2005 and 20 May 2005;

     2. On 23 March 2005 China Eastern Airlines Jiangsu Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Harbin Embraer Aircraft Industry Co., Ltd. to purchase five ERJ145 aircraft. Details are set out in the Company's announcement dated 23 March 2005 and the circular dated 7 April 2005;

     3. On 21 April 2005, the Company entered into an aircraft purchase agreement in Beijing with Airbus SAS to purchase fifteen A320 aircraft. Details are set out in the Company's announcements dated 21 April 2005 and 30 June 2005 and the circular dated 20 May 2005;

     4. On 12 May 2005, the Company, China Eastern Air Holding Company (its controlling shareholder), China Eastern Air Northwest Company and China Eastern Air Yunnan Company entered into an acquisition agreement in Shanghai to acquire from China Eastern Air Holding Company certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company and

          China Eastern Air Yunnan Company. Details are set out in the Company's announcement dated 12 May 2005 and the circular dated 19 May 2005;

     5. On 12 May 2005, the Company entered into various agreements in Shanghai with China Eastern Air Holding Company and certain of its associates in respect of certain continuing connected transactions. Details are set out in the Company's announcement dated 12 May 2005 and the circular dated 19 May 2005;

     6. On 28 May 2005, China Cargo Airlines Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase two Boeing 747-400 freight aircraft. Details are set out in the Company's announcement dated 6 June 2005 and the circular dated 12 July 2005.

                                          By order of the Board of Directors
                                      CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                      LI FENGHUA
                                                       Chairman

Shanghai, the People's Republic of China
29 August 2005

As at the date of this announcement, the Directors of the Company are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent Non-executive Director)
Peter Lok (Independent Non-executive Director)
Wu Baiwang (Independent Non-executive Director)
Zhou Ruijin (Independent Non-executive Director)
Xie Rong (Independent Non-executive Director)